SECURITIES & EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Notification of Late Filing

Z Trim Holdings Inc

Commission File Number 001-32134

(Check one)

[ ] Form 10-K and Form 10-KSB	[ ] Form 11-K	[ ] Form 20-F
[X] Form 10-Q and Form 10-QSB	[ ] Form N-SAR	[ ] Form N-CSR

For the period ended: September 30, 2007

[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

Nothing in this form shall be construed  to imply  that the  Commission  has verified any information contained herein.

If the notification relates to a portion of the filing checked above,  identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Z Trim Holdings Inc

Full name of Registrant

c/o 1011 Campus Drive, Mundelein, Illonois 60060

Address of Principal Executive Office
City, State and Zip Code

(847) 549-6002
(Issuer's telephone number)

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [x]

(a)    The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report,  semi-annual  report,  transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,  will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

Z Trim Holdings Inc. is unable to file its Quarterly Report on Form 10-QSB within the required time because there was a delay in completing the amended and restated first and second quarter 2007 financial statements that will be filed prior to filing the Quarterly Report on Form 10-QSB for the quarter ended September 30, 2007.

PART IV
OTHER INFORMATION

(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification:

Steven J. Cohen	847	549-6002
(Name)	(Area Code)	(Telephone Number)

(2) Have all other  periodic  reports  required under Section 13 or 15(d) or the Securities  Exchange Act of 1934 or Section 30 of the Investment  Company Act of 1940  during  the  preceding  12  months  or for such  shorter  period  that the registrant was required to file such report(s) been filed.

Yes [X] No [ ]

(3) Is it anticipated that any significant  change in results of operations from the  corresponding  period for the last  fiscal  year will be  reflected  by the earnings statements to be included in the subject report or portion thereof.

Yes [ ] No [X ]

If so, attach an explanation of the  anticipated  change,  both  narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Z Trim Holdings Inc
Name of Registrant as Specified in its Charter

Has  caused  this  notification  to be signed on its  behalf by the  undersigned thereunto duly authorized.

November 14, 2007	By:	/s/ Steven J. Cohen
Steven J. Cohen
President